Exhibit 99.4

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Russia – Total launches the development of the Termokarstovoye field

Paris, 16 December, 2011 - Total today announced that it has taken, together with its partner Novatek, the final investment decision to develop the Termokarstovoye gas and condensates field. This onshore field is located in the Yamal Nenets autonomous district of Russian Federation, 250 kilometers east of Tarko-Sale. The field has a potential of around 47 billion cubic meters of natural gas and about 10 million tons of condensates. The project start-up is expected in 2015 with a production capacity of around 65, 000 barrels of oil equivalent per day (boe/d).

The exploration and production license for the Termokarstovoye field is held by ZAO Terneftegas, joint venture of Novatek (51%) and Total (49%).

Total owns a 14.09% of share capital in Novatek, with which it created a strategic alliance earlier in 2011. Total is also Novatek’s main international partner on the Yamal LNG project with a 20% stake.

Novatek, the largest independent gas producer in Russia, supplies approximately 13% of the domestic market. Its production reached 38.6 billion cubic metres of gas for the first nine months 2011, increasing by more than 45% compared to the same period of 2010. Novatek’s portfolio of resources is made of several giant fields that underline Novatek’s strong potential for growth.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com